PROGEN
                                                              INDUSTRIES LIMITED

                                                              ABN 82 010 975 612


21 DECEMBER 2006


ASX ANNOUNCEMENT

                           PRIVATE PLACEMENT COMPLETED

Progen Industries Limited confirms it today received the net proceeds from the underwritten Private Placement totalling A$20 million that it announced on 19 December 2006.

The Company will now allot the 3,690,037 fully paid ordinary shares in the capital of the Company to those investors who participated in this placement.

The Company confirms that documents in relation to the Share Purchase Plan also announced on 19 December 2006 were today despatched to all registered Australian and New Zealand shareholders as of the 18 December 2006 record date.


Mr Linton Burns
Company Secretary
Progen Industries Limited
Ph: 61 7 3842 3333